REX Stores Corporation
2875 Needmore Road
Dayton, Ohio 45414
(937) 276-3931

February 19, 2010

Mr. Scott Anderegg
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	REX Stores Corporation
Form 10-K for Fiscal Year Ended January 31, 2009,
Filed April 16, 2009
Form 10-Q for Fiscal Quarter Ended October 31, 2009
Filed December 3, 2009
Definitive Proxy Statement filed on Schedule 14A Filed April 28, 2009
File No. 001-09097

Dear Mr. Anderegg:

The following letter sets forth below the responses of REX Stores Corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance in its letter to the Company dated January 27, 2010, with respect to the above referenced filings. In responding to the Staff’s comments, we have utilized the headings and numbering system in the Staff’s letter. This letter has been filed with the Commission as correspondence through EDGAR. We will include the content of our responses in all appropriate future filings, beginning with the Form 10-K for the year ended January 31, 2010. The Staff’s comments, indicated in bold, are followed by the Company’s responses. Modifications to disclosures in previous filings are underlined.

Form 10-K

General

1.

We note that you disclose in your Form 10-K that you anticipate that you will exit your retail operations during fiscal 2009. We further note that in your Form 8-K filed on September 9, 2009 you disclose that you had closed your remaining retail locations. In this regard, we note that while you have some real estate activity, investing in the ethanol business has become your primary business. Consequently, it appears that your company may be an “investment company” within the meaning of the Investment Company Act. Please give us your analysis of the applicability of the Act to your company. We may have additional comments after we review your responses.

We believe the Company is not an “investment company” within the meaning of the Investment Company Act.

There are two basic definitions of investment company under the Act:

•	Section 3(a)(1)(A) – A company which is, or holds itself out as being, engaged primarily in the business of investing, reinvesting or trading in securities.

•

Section 3(a)(1)(C) – A company which is engaged in the business of investing, reinvesting, owning, holding or trading in securities, and owns investment securities[1] having a value exceeding 40% of the value of the company’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

In determining whether a company is “engaged primarily” in an investment company business for purposes of Section 3(a)(1)(A), the courts and the Commission staff have looked to the following five factors2:

1.	the issuer’s historical development;

2.	the issuer’s public representations of policy;

3.	the activities of the issuer’s officers and directors;

4.	the nature of the issuer’s present assets; and

5.	the sources of the issuer’s present income.

Historically, we were a specialty retailer in the consumer electronics/appliance industry. We began investing in various alternative energy entities beginning with synthetic fuel partnerships in 1998 and later with ethanol production facilities in 2006. Following an evaluation of strategic alternatives for our retail segment in fiscal 2007, we began closing unprofitable and marginally profitable stores and monetizing our retail-related assets, eventually winding down our retail operations during 2008 and closing our remaining retail locations in fiscal year 2009.

We currently have invested approximately $115 million in four entities that own and operate ethanol production facilities. We have majority ownership interests in Levelland Hockley County Ethanol, LLC (56%) and One Earth Energy, LLC (74%); we are the largest percentage owner of voting securities in Patriot Renewable Fuels, LLC (23%) and hold a convertible note enabling us to increase our ownership interest; and we have a minority interest in Big River Resources, LLC (10%).

We have publicly represented that we will continue to consider additional investments in the alternative energy segment. We anticipate that the investments will constitute majority,

[1]

“Investment securities” are defined to include all securities except Government securities and securities issued by majority-owned subsidiaries which are not themselves investment companies or relying on an exemption for private investment companies.

[2]	See Tonopath Mining Company of Nevada, 26 S.E.C. 426 (1947).

controlling or minority ownership positions, depending upon the opportunities presented, tailored to the specific needs and goals of each plant project and the local farmer group or investor with whom we are partnering.

Our alternative energy business strategy focuses on partnering with farmer groups, local groups, or farmer-controlled cooperatives to develop ethanol production plants. Our partnership model generally enables farmer groups to retain local management of the project, including control of their crops as a supplier to the project, while we provide capital and business administration experience. Our officers actively participate in the development and management of the ethanol projects through membership on the board of managers of the limited liability companies that own the plants. Our officers advise and assist our ethanol partners in operational and financial matters, including risk management, feedstock procurement, plant management, and ethanol and co-products marketing. We make “hands on” investments in ethanol entities, not passive investments typical of an investment company business.

The most important of the Tonopath factors are the nature of the issuer’s present assets and the sources of its present income. The Commission staff has stated that, as a general rule, if a company has no more than 45% of its assets invested in, and derives no more than 45% of its income from, investment securities, it will not be regarded as being primarily engaged in investing in securities. This 45% assets and income level is also the test adopted in Rule 3a-1 which excepts certain companies under the Section 3(a)(1)(C) definition.

As of October 31, 2009, 21.0% of the value of our total assets (exclusive of Government securities and cash items) consisted of, and 14.7% of our net loss for the previous four fiscal quarters then ended was derived from, investments in minority-owned ethanol entities and other investment securities.3 See Annex 1 attached hereto.

The Staff has taken the position that if a company has both a net investment loss and a total net loss for the measuring period, the income test in Rule 3a-1 is satisfied if no more than 45% of the company’s net loss is derived from investment securities.4

For the reasons discussed above, we believe we are not “engaged primarily” in the business of investing in securities under Section 3(a)(1)(A) and we do not meet the definition of prima facie investment company in Section 3(a)(1)(C) or Rule 3a-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

[3]	These percentages were determined on an unconsolidated basis, except that wholly-owned subsidiaries were consolidated. See Rule 3a-1(c).

[4]	See DRX, Inc., SEC No-Action Letter (Jan. 28, 1988)

2.

We note that following a comprehensive analysis, you decided to exit from your retail operations. Please expand your discussion to provide further details of your analysis that lead to your decision to exit your retail business. In this regard, your discussion should address why you decided to exit your retail business, why you are exiting in this manner and what, if any, alternatives you considered. We note that you provided some of this disclosure in your Form 10-K for the period ended January 31, 2008 in response to prior comments issued by the staff, however, it is not clear why you have omitted this disclosure for this year or whether you plan to provide such disclosure for the upcoming year. Please advise.

In response to the staff’s comments, we propose to revise future filings to enhance the discussion of our business. We have modified the “Overview” disclosure from the January 31, 2009 Form 10-K to illustrate the enhanced disclosure we are contemplating. See the second paragraph of our response to comment 3 below.

3.

As we previously requested, please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Refer to our comment letters dated January 31, 2008 and March 12, 2008 and your response letters dated February 21, 2008 and March 19, 2008. In this regard, we note that you had a net loss of approximately $9 million from your alternative energy segment for the fiscal year ended January 31, 2009. In light of your disclosure that you are exiting your retail segment, please discuss whether you expect the trend of net losses to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Further, please discuss in reasonable detail:

•	Economic or industry-wide factors relevant to your company, and

•	Material opportunities, challenges, and

•	Risk in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC release No. 33-8350. To the extent applicable, please also consider these factors in preparing your Management’s Discussion and Analysis of Financial Condition and Results of Operations for your Form 10-Qs.

In response to the staff’s comments, we propose to revise future filings to enhance the discussion of our business. We have modified the disclosure from the January 31, 2009 Form 10-K to illustrate the enhanced disclosure we are contemplating.

Overview

Historically, we were a specialty retailer in the consumer electronics and appliance industry serving small to medium-sized towns and communities. In addition, we have been an investor in various alternative energy entities beginning with synthetic fuel partnerships in 1998 and later ethanol production facilities beginning in 2006.

In fiscal year 2007, we began to evaluate strategic alternatives for our retail segment with a focus on closing unprofitable or marginally profitable retail stores and monetizing our retail-related real estate assets. We did not believe that we were generating an adequate return from our retail business due to the competitive nature of the consumer electronics and appliance industry and the overall economic conditions in the United States. Reflecting this focus, we sold approximately 60% of our owned retail and vacant stores in fiscal year 2007 and leased back a portion of the stores which had been operating as electronics and appliance retail stores. In fiscal year 2008, we commenced an evaluation of a broad range of alternatives intended to derive value from the remaining retail operations and our remaining real estate portfolio. We engaged an investment banking firm to assist us in analyzing and ultimately marketing our retail operations. As part of those marketing efforts, late in fiscal year 2008, we leased 37 owned store locations to a third party for an initial term of 6.25 years. We also provided the lessee an option to purchase all of the properties being leased from REX during the first two years of the lease term. The lessee also reached an agreement to lease or sub lease two of our leased locations. We anticipate closing, in fiscal year 2009, the remainder of the retail locations the lessee does not take over from REX. We intend to market for sale or lease those remaining store locations and our related distribution warehouses which we own. Should our marketing efforts result in additional tenants to whom we lease property to, we would expect the leasing activities to continue for the next three to ten years, depending on the terms of the leases we execute.

We currently have invested approximately $115 million in four ethanol production entities, two of which we have a majority ownership interest in. We have no definitive plans, beyond our existing commitments of approximately $3 million, but will continue to consider additional investments in the alternative energy segment.

Our ethanol operations are highly dependent on commodity prices, especially prices for corn, sorghum, ethanol, distillers grains and natural gas. As a result of price volatility for these commodities, our operating results can fluctuate substantially. The price and availability of corn and sorghum are subject to significant fluctuations depending upon a number of factors that affect commodity prices in general, including crop conditions, weather, federal policy and foreign trade. Because the market price of ethanol is not always directly related to corn and sorghum prices, at times ethanol prices may lag movements in corn prices and, in an environment of higher prices, reduce the overall margin structure at the plants. As a result, at times, we may operate our plants at negative or marginally positive operating margins.

We expect our ethanol plants to produce approximately 2.8 gallons of ethanol for each bushel of grain processed in the production cycle. We refer to the difference between the price per gallon of ethanol and the price per bushel of grain (divided by 2.8) as the “crush spread.” Should the crush spread decline or remain at current levels, our ethanol plants are likely to continue generating operating results that do not provide cash flow for sustained periods of time. In such cases, production at the ethanol plants may be reduced or stopped altogether in order to minimize variable costs at individual plants. We expect these decisions to be made on an individual plant basis, as there are different market conditions at each of our ethanol plants.

We attempt to manage the risk related to the volatility of grain and ethanol prices by utilizing forward grain purchase and ethanol and distillers grain sale contracts. We attempt to match quantities of ethanol and distillers grains sale contracts with an appropriate quantity of grain purchase contracts over a given period of time when we can obtain an adequate gross margin resulting from the crush spread inherent in the contracts we have executed. However, the market for future ethanol sales contracts is not a mature market. Consequently, we generally execute contracts for no more than three months into the future at any given time. As a result of the relatively short period of time our contracts cover, we generally cannot predict the future movements in the crush spread for more than three months; we are unable to determine the likelihood or amounts of future income or loss from the operations of our ethanol facilities.

We believe the crush spread realized in 2008 is the direct result of significant volatility in the pricing of corn and sorghum which closely follows corn pricing. For example, for calendar year 2008, the average Chicago Board of Trade (“CBOT”) near-month corn price was approximately $5.25 per bushel, with highs reaching nearly $8.00 per bushel and retreating to approximately $4.00 per bushel as of year end. We believe this market volatility was attributable to a number of factors, including but not limited to export demand, speculation, currency valuation, global economic conditions, ethanol demand and current production concerns. During 2008, the pricing of ethanol decreased consistent with pricing for gasoline which tightened the crush spreads for our plants and many others in the ethanol industry. Throughout 2008, ethanol pricing lagged gasoline pricing by approximately $.15 to $.20 on a per gallon basis. We believe that gasoline and ultimately ethanol pricing was impacted by the overall economic recession experienced in 2008 which reduced demand for these fuel products.

We reported a loss (before income taxes and minority interest) from our alternative energy segment of approximately $9.0 million in fiscal year 2008. Of this loss, approximately $4.9 million relates to interest rate swaps held by Levelland Hockley, One Earth and Patriot. In general, declining interest rates have a negative effect on our interest rate swaps as our swaps fixed the interest rate of variable rate debt. As interest rates declined during fiscal year 2008, we incurred large losses on the interest rate swaps. Should interest rates continue to decline, we would expect to experience continued losses on the interest rate swaps. We would expect to incur gains on the interest rate swaps should interest rates increase. We cannot predict the future movements in interest rates; thus, we are unable to determine the likelihood or amounts of future gains or losses related to interest rate swaps. Levelland Hockley began production operations during fiscal year 2008. We typically expect our ethanol plants to operate at less than peak efficiency during the first two to three months of initial production operations. We expect One Earth to experience similar production inefficiencies during its anticipated commencement of production operations in fiscal year 2009. In addition, Levelland Hockley incurred a loss, excluding the loss on the interest rate swap, of approximately $4.4 million in fiscal year 2008.

Levelland Hockley experienced lower than expected gross profit in fiscal year 2008, primarily a result of the unfavorable spread between ethanol and grain prices experienced while Levelland commenced initial production.

We plan to seek and evaluate various investment opportunities including energy related, agricultural and real estate. We can make no assurances that we will be successful in our efforts to find such opportunities.

Investments in Alternative Energy

In fiscal year 2006, we entered the alternative energy industry by investing in several entities organized to construct and, subsequently operate, ethanol producing plants. We have invested in five entities, four of which we remain invested in as of January 31, 2009, utilizing both debt and equity investments. We sold our investment in Millennium during fiscal year 2007.

The following table is a summary of our ethanol investments (amounts in thousands, except operating capacity and ownership percentages):

Entity	Initial Equity Investment	Operating Capacity Million Gallons Per Year	Ownership Percentage	Debt Investment	Contingent Commitment

Levelland Hockley County Ethanol, LLC	$16,500	40	56%	$5,516	$3,000
Big River Resources, LLC	20,000	192	10%	—	—
Patriot Renewable Fuels, LLC	16,000	100	23%	933	—
One Earth Energy, LLC	50,765	100	74%	—	—

Total	$103,265			$6,449	$3,000

Big River has begun construction of its second plant which has a design capacity of 100 million gallons of and 320,000 tons of DDG per year. The plant is located in Galva, Illinois and construction of the plant is expected to be completed by June 2009.

The Levelland Hockley and Patriot facilities became operational during fiscal year 2008. We expect the construction of the One Earth facility to be completed by mid-year 2009.

Overview, page 21

4.

Please discuss the key driver(s) of operating performance in your alternative energy business; for example, the spread between ethanol and corn or sorghum prices. Discuss the reasons for the recent declines in the spread and whether the declines are a trend that you expect to continue into the future and why or why not. Indicate the likely impacts on your business if the spread does not improve and what actions management expects to take in that situation. Refer to Item 303(a) of Regulations S-K and Commission Guidance Regarding Management’s

Discussion and Analysis of Financial Condition and Results of Operations, Interpretive Release No. 34-48960.

See response to comment 3.

Retail, page 21

5.

Please discuss with reasonable specificity your expectations regarding the continuing/future impact on your results of operations of your extended warranty operations upon completing your exit from the retail business.

In response to the staff’s comments, we propose to revise future filings to enhance the discussion of our extended warranty operations. We have modified the disclosure from the January 31, 2009 Form 10-K to illustrate the enhanced disclosure we are contemplating.

Retail

As of January 31, 2009, we operated 90 stores in 30 states under the “REX” trade name. Our comparable store sales decreased 10.3% for fiscal year 2008, decreased 6.7% for fiscal year 2007, and increased 5.0% for fiscal year 2006. We believe our comparable store sales have recently been negatively affected by overall economic conditions, increased competition and rapid change in television technology, resulting in the loss of CRT, light engine and projection television sales. We consider a store to be comparable after it has been open six full fiscal quarters. Comparable store sales comparisons do not include sales of extended service contracts.

Our extended service contract revenues and sales commissions are deferred and amortized on a straight-line basis over the life of the contracts after the expiration of applicable manufacturers’ warranty periods. Terms of coverage, including the manufacturers’ warranty periods, are usually for periods of 12 to 60 months. Extended service contract revenues represented 5.6% of net sales and revenue for fiscal year 2008, 7.0% of net sales and revenue for fiscal year 2007 and 6.1% of net sales and revenue for fiscal year 2006. Service contract repair costs are charged to operations as incurred. We expect to continue recognizing extended service contract revenues through January 2014, although the revenues will decline annually as we are no longer selling new contracts. We typically service a warranty claim through a network of third party repair and service providers. Warranty repair costs have been in the range of 19% to 25% of extended service contract revenue over the last three years; we expect these costs to average approximately 25% of extended service contract revenue in future years.

Future expected amortization of deferred revenue and commission are as follows (amounts in thousands):

Years Ended January 31,	Deferred Revenue	Deferred Commission Expense

2010	$ 10,632	$ 3,243
2011	7,816	2,396
2012	3,983	1,195
2013	1,864	565
2014	552	164
Total	$ 24,847	$ 7,563

Results of Operations, page 23

Comparison of Fiscal Years Ended January 31, 2009 and 2008, page 23

Equity in Income of Unconsolidated Ethanol Affiliates, page 26

6.

In light of the significance of equity method income (loss) attributable to each of your equity method investees, please expand your disclosure to explain the period to period changes in your proportionate share of income and losses of each of these entities.

In response to the staff’s comments, we propose to revise future filings to enhance the discussion of our equity method investments. We have modified the disclosure from the January 31, 2009 Form 10-K to illustrate the enhanced disclosure we are contemplating.

Equity in Income of Unconsolidated Ethanol Affiliates – During fiscal years 2008 and 2007, we recognized income of $849,000 and $1,601,000, respectively from our equity investments in Big River and Patriot. Big River operates an ethanol facility with annual capacity of 92 million gallons. Patriot completed construction of its ethanol facility with annual capacity of 100 million gallons during the second quarter of fiscal year 2008. Income from Big River was $2,397,000 and $2,379,000 in fiscal years 2008 and 2007, respectively. We recorded a loss of $1,548,000 and $778,000 from Patriot in fiscal years 2008 and 2007, respectively.

Although our proportionate 10% share of income from Big River has been consistent over the past two years, we expect this to change as Big River is presently constructing its second ethanol plant with a design capacity of 100 million gallons of ethanol. Future results will depend greatly on the crush spread, the future movement of which we are unable to predict. Thus, we are unable to predict whether results from Big River will continue to remain consistent with results from the last two years.

We also expect our proportionate 23% share of income from Patriot to change in future years. Fiscal year 2008 was the first year that Patriot was in operation as Patriot commenced production operations in the second quarter of fiscal year 2008. During fiscal year 2008, we reported an equity method loss in operations of $1.5 million, of which $0.5 million related to the effects of an interest rate swap. Also during fiscal year 2008, Patriot began production at a time when the crush spread did not provide for gross margins sufficient to cover interest expense and other general and administrative expenses. Future results will depend greatly on the crush spread, the future movement of which we are unable to predict. Thus, we are unable to predict whether results from Patriot will improve compared to the results from the last two years. However, we do expect revenues to increase as we expect Patriot to operate at or near design capacity in future years.

Overall, we expect the trends in crush spread margins experienced by our Levelland facility and described in the “Overview” section to be generally consistent with the operating experience of Big River and Patriot as their results are dependent on the same key drivers (corn and natural gas pricing as well ethanol pricing, all of which are commodities.)

Critical Accounting Policies, page 38

Income Taxes, page 40

7.

Please expand your disclosures to provide information for investors to assess the probability of a future material increase in your deferred tax asset valuation allowance. Disclose how you determined it is more likely than not that you will be able to generate sufficient taxable income in future years to allow for the full utilization of the AMT credit carryforward and other deferred tax assets, including the key assumptions involved in your determination. Discuss the degree of uncertainty associated with the key assumptions, providing specifics to the extent possible; e.g, you assumed each ethanol business would begin generating income within what period of time. Discuss the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Refer to Item 303(a)(3)(ii) of Regulations S-K and Section V of the SEC’s Interpretive Release No. 34-48960.

In response to the staff’s comments, we propose to revise future filings to enhance the discussion of our analysis of deferred income taxes and the related valuation allowance. We have modified the disclosure from the January 31, 2009 Form 10-K to illustrate the enhanced disclosure we are contemplating.

Income Taxes – Income taxes are recorded based on the current year amounts payable or refundable, as well as the consequences of events that give rise to deferred tax assets and liabilities based on differences in how those events are treated for tax purposes, net of valuation allowances. We base our estimate of deferred tax assets and liabilities on current tax laws and rates and other expectations about future outcomes. Changes in existing regulatory tax laws and rates and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. We have established valuation allowances for certain state net operating loss carryforwards and other deferred tax assets. We determined that it is more likely than not that we will be able to generate sufficient taxable income in future years to allow for the full utilization of the AMT credit carryforward and other deferred tax assets other than those reserved. In determining the need for a valuation allowance, we have assumed that our ethanol plants and real estate assets will begin generating income in fiscal year 2009. We are projecting that the operations of One Earth that begin in fiscal year 2009 will also be profitable and that in future years, Levelland Hockley will show improved financial results over the current year. We are assuming that we will be relatively successful in our real estate marketing efforts. In addition, we have considered the fact that our AMT credit carryforward has an indefinite life. In general, we have used approximately $16.0 million as the assumed average of future years’ pre-tax income. We believe our assumed target level of earnings is reasonable based upon expectations of real estate rental income and ethanol plant operating income. In addition, we considered other positive factors in our assessment. Although during fiscal year 2008 we realized a loss, historically, we have generated cumulative profitability over the past several years and expect a return to producing income during fiscal year 2009 through our ethanol and real estate operations. In addition, we have significant financial resources to deploy in future income producing activities.

The valuation allowance was approximately $0.6 million and $0.8 million at January 31, 2009 and January 31, 2008, respectively. Should estimates of future income differ significantly from our prior estimates, we could be required to make a material change to our deferred tax valuation allowance. The primary assumption used to estimate the valuation allowance has been estimates of future taxable income. Such estimates can have material variations from year to year based upon expected levels of retail income, leasing income and income from our ethanol plants. Factors that could negatively affect future taxable income include adverse changes in the commercial real estate market and the ethanol crush spread. Our accounting for deferred tax consequences represents management’s best estimate of future events that can be appropriately reflected in the accounting estimates.

Financial Statements

Note 1. Summary of Significant Accounting Policies, page 50

8.

Please provide accounting policy disclosure with respect to restructuring costs and other costs associated with the exit of your retail business. For example, disclose how you account for lease termination costs, severance and other employee termination benefits, and other associated costs. In addition, please provide the disclosures required by SFAS 146 (ASC 420).

In response to the staff’s comments, we propose to revise future filings to enhance the accounting policy disclosure as it relates to restructuring costs, we will modify our disclosure in future filings to include the following language.

Restructuring Costs – Restructuring charges include severance and associated employee termination costs, lease termination fees and other costs associated with the Appliance Direct transaction and the planned exit of the Company’s retail business. The Company records severance and associated employee termination costs pursuant to ASC 712, ASC 715 and ASC

420 (formerly, Statement of Financial Accounting Standard SFAS No. 112, “Employer’s Accounting for Postemployment Benefits-an Amendment of FASB Statements No. 5 and 43”, SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, and lease termination fees pursuant to SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”)). ASC 420 (formerly SFAS 146) requires that lease termination fees, net of expected sublease rental income, be recorded once the leased facility is no longer actively used in a revenue producing manner. Future changes to the Company’s estimates of employee layoffs or leased stores abandoned could have a material impact on our restructuring accrual.

Property and Equipment, page 51

9.

You disclose that impairment changes represent management’s estimate of the excess of net book value over estimated future cash flows. We assume that impairment charges are measured as the amount by which net book value exceeds fair value, where fair value is estimated using expected future cash flows on a discounted basis. If this is the case, please revise your disclosure to clarify. Otherwise, please advise. Refer to SFAS 144 (ASC360).

We acknowledge the comment and confirm that impairment charges are measured as the amount by which net book value exceeds fair value, where fair value is estimated using expected future cash flows on a discounted basis. In future filings, will revise the disclosure. We have modified the disclosure from the January 31, 2009 Form 10-K to illustrate the revised disclosure we are contemplating. We anticipate that our disclosure will be similar to the following.

In accordance with ASC 360, formerly SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the carrying value of long-lived assets is assessed for recoverability by management when changes in circumstances indicate that the carrying amount may not be recoverable, based on an analysis of undiscounted future expected cash flows from the use and ultimate disposition of the asset. The Company recorded an impairment charge included in selling, general and administrative expenses in the consolidated statements of operations of $639,000, $158,000 and $346,000 in the fiscal years ended January 31, 2009, 2008 and 2007, respectively. The impairment charges all relate to individual stores in the Company’s retail segment. These impairment charges are primarily related to increased competition in local markets and/or unfavorable changes in real estate conditions in local markets. Impairment charges result from the Company’s management performing cash flow analysis and represent management’s estimate of the excess of net book value over fair value. Fair value is estimated using expected future cash flows on a discounted basis or appraisals of specific properties as appropriate. Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Generally, declining cash flows from a retail store or ethanol plant or deterioration in local real estate market conditions are indicators of possible impairment.

Note 2. Investments, page 57

10.

Please tell us why you are not required to provide separate financial statements of Big River Resources, LLC and Patriot Renewable Fuels, LLC pursuant to Rule 3-09 of Regulation S-X. Include your significance tests for each of the investees for the most recent fiscal year. Please ensure that any impairment write-down or other activity related to each investment is included in your significance computations and is clearly identified.

We advise the Staff that we considered whether separate audited financial statements of our equity method investments, Big River Resources, LLC (“Big River”) and Patriot Renewable Fuels, LLC (“Patriot”) were required to be filed under Rule 3-09 of Regulation S-X and concluded at the time that they should not be. Our calculations were performed based on our interpretation of the requirements of Rule 3-09 and Rule 1-02(w)(3) of Regulation S-X. For the investment test, neither of our equity method investments exceeded 20%, or even 10%, of our total consolidated assets (see calculations below).

For purposes of the income test the Company utilized the average income for the last five fiscal years, exclusive of any loss. The calculation indicated that the equity method investments accounted for less than 20% of the Company’s average income. When determining what disclosures, if any, should be included in the Company’s Annual Report on Form 10-K for the year ended January 31, 2009, our “fiscal 2008 year”, the Company also considered the relevant GAAP and SEC guidance, including APB 18 and S-X Rule 4-08(g). The significance tests did not exceed the 10% threshold, individually or in the aggregate, thus no Rule 4-08(g) disclosures were deemed required. The Company also concluded that disclosures under APB 18 were not material to the financial statements taken as a whole.

The Company recently became aware of the Staff’s position that 5 year income averaging should not be used if the registrant reported a loss for the most recent year. The 2008 fiscal year, one of transition for the Company, experienced a loss from continuing operations before income taxes, exclusive of minority interest. When the absolute value of our fiscal 2008 consolidated loss is compared to the equity in income (loss) of our investments in Big River, $2,397,000 of income, and Patriot, $1,548,000 of loss, it becomes clear the 20% significance thresholds are met. Set forth below is a schedule analyzing by investee, the Rule 3-09 investment and income test calculations:

	January 31, 2009

Investment Test	Big River	Patriot

Equity method investment balance	$23,850,000	$15,011,000

Advancements to equity method investment	—	933,000

Subtotal - numerator	23,850,000	15,944,000

Total consolidated assets of REX and subsidiaries - denominator	$451,288,000	$451,288,000

Significance %	5.3%	3.5%

Income Test	Year Ended January 31, 2009

	Big River	Patriot

Equity in income (loss) of investee, before tax – numerator*	2,397,000	(1,548,000)

REX loss before taxes and minority interest	(7,814,000)	(7,814,000)

Minority interest in loss of consolidated subsidiaries	3,156,000	3,156,000

Less - Computational Note 1 adjustment**	(2,397,000)	—

REX loss before taxes, exclusive of minority interest - denominator	(7,055,000)	(4,658,000)

Significance %	34.0%	33.2%

* Note there was no impairment write-down or other activity related to each investment required to be considered for purposes of the numerator.

** When a loss exclusive of amounts attributable to any noncontrolling interests has been incurred by either the parent and its subsidiaries consolidated or the tested subsidiary, but not both, the equity in the income or loss of the tested subsidiary exclusive of amounts attributable to any noncontrolling interests should be excluded from such income of the registrant and its subsidiaries consolidated for purposes of the computation.

As a result of the Rule 3-09 income test calculation above, driven by lower-than-average consolidated results of REX, we believe separate fiscal year 2008 audited financial statements of both Big River and Patriot are required, and we intend to file on Form 10-K/A as soon as practicable. We also intend to provide financial statements for all comparative periods required (i.e. two years of balance sheets and three years of statements of operations, statements of changes in stockholders’ equity, and statements of cash flows) in accordance with Regulation S-X, Rule 3-09(b).

With respect to the inclusion of the financial statements of Patriot, we intend to provide comparative audited financial statements for fiscal years 2008 and 2007 as such are readily available. For fiscal year 2006, we will provide unaudited financial statements to satisfy the requirement for presenting three years statement of operations (consistent with periods presented by the registrant). With respect to the inclusion of financial statements for Big River, we intend to provide two sets of audited financial statements, comparative fiscal years ended 2008 and 2007 and comparative fiscal years ended 2007 and 2006. We note that audited financial statements for fiscal years 2007 and 2006 are not required, but will provide such, along with the independent auditors’ required consents, due to ease of the availability of such financial statements. Please note management performed the Rule 3-09 tests for fiscal years ended 2007 and 2006, noting a combination of higher consolidated income from continuing operations of REX, the ability to use five-year averaging, and lower equity method income (loss) of investees, led to significance thresholds below 20%.

We will perform the Rule 3-09 significance tests in connection with our fiscal year 2009 financial results and in connection with the upcoming filing our Annual Report on Form 10-K. We will provide audited financial statements, as deemed required, on a timely basis.

11.

Notwithstanding the preceding comment, please tell us the consideration you gave to providing the disclosures required by Rule 4-08 (g) of Regulation S-X with respect to your equity method investments. Refer also to Rule 10-01(b)(1) of Regulation S-X and address whether the presentation of summarized financial information for your equity method investments is required in your interim filings.

Please see response above as related to Rule 3-09 of Regulation S-X with respect to our equity method investments. We intend to file separate audited financial statements on Form 10-K/A for both Big River and Patriot. By including the fiscal year 2008 audited financial statements in an SEC filing, this provides more than the minimum level of information required under Rule 4-08(g) for our annual filing, and we believe further disclosures are not necessary. This conclusion is supported by SEC Staff Accounting Bulletin (SAB) Topic 6.K.4(b), “Summarized Financial Statement Requirements”.

In terms of Rule 10-01(b)(1) regarding interim disclosures, we considered both the investment and income tests and calculated significance for each equity method investee using the year-to-date periods ended April 30, 2009, July 31, 2009 and October 31, 2009. We noted that none of the investment test significance calculations exceeded 20%, nor did the income test calculations for periods ended April 30, 2009 or October 31, 2009. Due to unusually low registrant income before taxes, exclusive of non controlling interest, for the six-month period ended July 31, 2009; the 20% threshold was met on an individual equity method basis (without aggregation). The equity in income for this period was $174,000 for Big River and equity in loss of Patriot was $252,000. Such amounts, which net to $78,000, were not deemed material, and summarized information was concluded not to be material for the quarterly financial statements. We will perform these calculations on a prospective basis during interim periods in fiscal year 2010, and will include all required summarized financial information as prescribed under Rule 10-01(b). We will consider Rule 4-08 (g) of Regulation S-X, as applicable, in future filings.

12.

Please disclose the reasons why the equity method is appropriate for Big River Resources, LLC despite holding less than a 20% ownership interest and the difference, if any, between the amount at which each investment is carried and the amount of underlying equity in net assets and the accounting treatment of the difference. Refer to paragraph 20.a. of APB 18 (ASC 323-10-50-3).

ASC 323-10-50-3 (formerly ABP 18) represents accounting for investments in voting stock of a corporation. Our investments in Big River represent membership interests in a limited liability company (LLC). Paragraph 17 of APB 18 states, in part, that in order to achieve a reasonable degree of uniformity in application, the Board concludes that an investment of 20% or more of the voting stock of an investee should lead to a presumption that in the absence of evidence to the contrary an investor has the ability to exercise significant influence over an investee. Conversely, an investment of less than 20% of the voting stock of an investee should lead to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated.

We believe that our investments in these LLC entities are more akin to partnership interests given the structure of the investments and our influence over the underlying businesses. Accordingly, management believes the appropriate guidance to address our investments in these LLCs is EITF 03-16, EITF D-46 and SOP 78-9.

EITF 03-16 discusses the accounting for investments in LLCs. LLCs have characteristics of both corporations and partnerships but are dissimilar from both in certain respects. The issue is whether an LLC should be viewed as similar to a corporation or similar to a partnership for purposes of determining whether noncontrolling investments in an LLC should be accounted for using the cost method or the equity method. The Task Force reached a consensus that an investment in an LLC that maintains a “specific ownership account” for each investor-similar to a partnership capital structure-should be viewed as similar to an investment in a limited partnership for purposes of determining whether a noncontrolling investment in an LLC should be accounted for using the cost method or the equity method. Therefore, the provisions of SOP78-9 and related guidance, including Topic D-46, may also apply to such LLCs.

EITF Topic D-46, in which the SEC acknowledged that investments in limited partnerships of between 3% and 5% are more than minor and thus, would be subject to the equity method (by drawing a parallel between a partnership and an LLC with specific ownership accounts using EITF 03-16 as discussed above).

Big River maintains specific ownership accounts in order to properly allocate earnings. Since Big River maintains specific ownership accounts and we have an ownership interest of approximately 10%, we believe it is appropriate to use the equity method to account for our investment in Big River. Furthermore, we have one board seat and are a member of the audit committee which we believe also allows us to influence the financial and operating policies of Big River.

At January 31, 2009, the carrying value of the investment in Big River is $23,850,000; the amount of underlying equity in the net assets of Big River is $21,522,000. The excess of the carrying value of the investment over the underlying equity in the net assets is accounted for as goodwill and is recorded within equity method investments on the accompanying Consolidated Balance Sheets.

At January 31, 2009, the carrying value of the investment in Patriot is $15,011,000; the amount of underlying equity in the net assets of Patriot is $12,867,000. The excess of the carrying value of the investment over the underlying equity in the net assets represents goodwill and capitalized interest pursuant to SFAS 34 and is recorded within equity method investments on the accompanying Consolidated Balance Sheets.

We acknowledge the comment and, in future filings, will revise the disclosure. We have modified the disclosure from the January 31, 2009 Form 10-K to illustrate the revised disclosure we are contemplating. We anticipate that our disclosure will be similar to the following.

Investments – Restricted investments, which are principally marketable debt securities of a federal government agency, are stated at cost plus accrued interest, which approximates market. Restricted investments at January 31, 2009 and 2008 are required by two states to cover possible future claims under product service contracts. In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), the Company has classified these investments as held-to-maturity. The investments had maturity dates of less than one year at January 31, 2009 and 2008. The Company has the intent and ability to hold these securities to maturity.

The method of accounting applied to long-term investments, whether consolidated, equity or cost, involves an evaluation of the significant terms of each investment that explicitly grant or suggest evidence of control or influence over the operations of the investee and also includes the identification of any variable interests in which the Company is the primary beneficiary. The Company consolidates the results of two majority owned subsidiaries, Levelland Hockley and One Earth, with a one month lag. See Note 5 for a further discussion of the acquisitions of Levelland Hockley and One Earth. Investments in businesses that the Company does not control but for which it has the ability to exercise significant influence over operating and financial matters are accounted for using the equity method with a one month lag. The Company accounts for investments in LLCs in which it may have a less than 20% ownership interest, using the equity method of accounting when the factors discussed in EITF 03-16, EITF Topic D-46 and SOP 78-9 are met. The excess of the carrying value over the underlying equity in the net assets of equity method investees is allocated to specific assets and liabilities. Any unallocated excess is treated as goodwill and is recorded as a component of the carrying value of the equity method investee. Investments in which the Company does not have the ability to exercise significant influence over operating and financial matters are accounted for using the cost method.

Note 13. Restructuring and Other, Page 74

13.

Please disclose the line item(s) in the statements of operations in which the restructuring charges are aggregated. Refer to paragraph 20.c. of SFAS 146 (ASC 420-10-50-1). Explain why restructuring charges are included in results of continuing operations or in results of discontinued operations, as applicable. These disclosures should be updated in your interim filings to the extent there are material revisions to restructuring charges.

Restructuring charges are included in results of continuing operations as none of the costs were associated with a component that has been disposed of or classified as held for sale and met the criteria for discontinued operations as discussed in ASC 205-20.

We acknowledge the comment and, in future filings, will revise the disclosure. We have modified the disclosure from the January 31, 2009 Form 10-K to illustrate the revised disclosure we are contemplating. We anticipate that our disclosure will be similar to the following.

RESTRUCTURING AND OTHER

During the fourth quarter of fiscal year 2008, the Company entered into an agreement with Appliance Direct, Inc. (“Appliance Direct”) pursuant to which (i) the Company agreed to sell certain appliance inventory, furniture, fixtures and equipment at the store locations to be taken over by Appliance Direct and (ii) subsidiaries of Appliance Direct leased 37 retail store locations owned by the Company. The Company plans to exit the retail business during fiscal year 2009.

The Company agreed to pay Appliance Direct, as of the implementation date defined in the agreement, an amount equal to the adjusted book value liability of the Company’s customer extended service plans for certain appliances previously sold at locations that Appliance Direct takes over from the Company (the “ESP Credit”).

During the fourth quarter of fiscal year 2008, the Company recorded a restructuring charge of approximately $4.2 million related to (i) a workforce reduction of a majority of employees located at its corporate headquarters, retail stores and distribution facilities and (ii) certain costs associated with the transition of the Company’s retail business to Appliance Direct. The following is a summary of restructuring charges (in thousands):

	Employee Severance and Bonus Costs	Investment Banker Fees	ESP Credit	Total Restructuring Accrual

Balance, January 31, 2008	$—	$—	$—	$—
Restructuring charges	2,839	834	498	4,171

Balance, January 31, 2009	$2,839	$834	$498	$4,171

          The restructuring charges are all included in the Company’s retail segment and are included in selling, general and administrative expense. The Company believes that the accrued balances at January 31, 2009 are management’s best estimate of the amounts to be incurred for the related categories. The Company expects to incur lease termination costs in fiscal year 2009, although such costs cannot be estimated currently.

Note 16. Discontinued Operations and Assets Held for Sale, page 78

14.

Please disclose the number of closed stores whose historical results continue to be classified within continuing operations. For each closed store included in continuing operations, explain to us in detail and disclose why such classification is appropriate under GAAP. Please also address this comment as it relates to your interim filing on Form 10-Q for the fiscal period ended October 31, 2009 as we are particularly interested in understanding why the results of operations of the retail segment reported in continuing operations remain so significant given that you closed all remaining retail store operations during the first nine months of fiscal year 2009. Refer to SFAS 144 (ASC 205) and EITF 03-13 (ASC 205-20-55), as applicable.

As noted above, the Company entered into a transaction with Appliance Direct in 2008. In 2009 we decided to exit the retail business entirely. In many cases, we own the real estate and in some cases we leased the property under long term leases. We are marketing the remaining vacant real estate properties to lease or sell. Pursuant to the guidance in ASC 205-20, each of our real estate assets (e.g. stores) represents a component, with the real estate asset being the primary long-lived asset within the component. We do not believe that sale or abandonment of the real estate is probable within one year. Based on our significant experience leasing our properties and, given the current economic environment, we believe leasing or subleasing the real estate may provide greater value than the sale of such property.

Prior to making the decision to exit the retail business entirely, when we closed a store, we evaluated whether customers would migrate to our other open and operating retail stores. If so, as discussed in ASC 205-20, the closed stores were not reported as discontinued operations since we believed the direct cash flows would continue. As mentioned above, when we closed a store, we made a case-by-case decision whether to sell or sublease the store property. Once a store property was sold, or met the criteria in ASC 360-10-45-9 to be classified as held for sale and no migration of cash flows to other stores was expected, the Company classified the results of that store’s operations as discontinued operations.

As noted above, with the Appliance Direct transaction and the decision to exit the retail business, we concluded that, given the current economic environment, leasing the real estate may provide greater value than the sale of such property. Accordingly, we believe that we will have continuing cash flows in the form of lease revenue from the properties we lease to tenants. Typically, our leases are short term in nature (3-10 years) as compared to the life of the related real estate. Upon expiration of our normal tenant lease, the tenant has the option to renew or terminate the lease. While the cash inflows from leases are different in nature than those of retail operations, they are direct cash flows associated with the revenue producing activities of the primary long-lived asset of the component (the real estate). The Company remains responsible for outflows associated with maintaining and financing the properties under lease. Further, while the store may have closed, the primary long-lived asset has not met the criteria to be classified as held for sale. The Company also retains substantially all of the risk and rewards of ownership related to the real estate leased to third parties.

As disclosed in our 2nd quarter 10-Q filing, management has begun presenting its real estate activities in a new segment. With the change, we realigned our reportable business segments to be consistent with changes to our management structure and reporting. The company now has three segments: alternative energy, real estate and consumer electronics and appliance retailing (“retail”). The real estate segment was formerly included in the retail segment and prior year amounts have been reclassified to conform to the current year segment reporting. For stores and warehouses closed for which we have a retained interest in the related real estate and expect continuing cash flows through leasing, operations are presented in the real estate segment when retail operations cease. The operating results for prior periods continue to be reported in the retail segment which is consistent with our internal management reporting. The retail segment also includes the operations of our warranty business, which we continue to manage on contracts that were sold through our retail operations. Management believes the comparison of former retail operations and the real estate leasing operations is not meaningful, and presentation as shown better reflects the change in the operating activities of the Company (i.e. transition from retail to real estate operations).

At January 31, 2009, there were 108 stores whose historical results continued to be classified in continuing operations within our retail segment. Of the 108 stores, 18 were closed stores and 90 were open retail stores. Eleven of 18 closed stores were in properties that we own and six of these owned properties were leased to tenants. Seven of the 18 closed stores were in properties that we leased as tenant which we continued to classify the stores in continuing operations as we believed that customers from such stores would migrate to other retail stores we operated in geographical proximity to the closed stores, therefore we believed that direct cash flows from the closed stores would continue. Although five of the 18 closed stores were marketed for sale or lease, we do not believe that they met the criteria in ASC 205 to be classified as held for sale. Thus, none of the closed stores should be reported as discontinued operations since the properties did not meet the criteria to be classified as held for sale and we believed the direct cash flows would migrate or continue in the form of lease revenue.

Historically, once a store property has been sold, and no migration of cash flows to other stores is expected, the Company classified the results of that store’s operations as discontinued operations.

At October 31, 2009, there are 44 closed retail stores and several related distribution warehouses whose historical results continue to be classified in continuing operations, now within our real estate segment. The net book value of our real estate portfolio is approximately $35 million. Of these 44 stores, six of the properties were leased to tenants. The remaining real estate is being marketed for lease or sale. We believe that we will have continuing cash flows and continuing involvement in the properties from managing this real estate portfolio.

In order for assets to be classified as held for sale, all of the criteria in ASC 360-10-45-9 must be met which we do not believe has occurred.

We acknowledge the comment and, in future filings, will revise the disclosure. We have modified the disclosure from the October 31, 2009 Form 10-Q to illustrate the revised disclosure we are contemplating. We anticipate that our disclosure will be similar to the following.

Note 15. Discontinued Operations

During the first nine months of fiscal year 2009, the Company closed and divested 53 retail stores in which the Company vacated the market or will not have a further continuing involvement with the related property. Once a store property has been sold, and no migration of cash flows or continuing involvement is expected, the Company classifies the results of that store’s operations as discontinued operations. Accordingly, these stores and certain other retail stores closed in previous periods were classified as discontinued operations for all periods presented. The results of operations were previously reported in our retail segment or our real estate segment, depending on when the store ceased operations. Below is a table reflecting certain items of the Consolidated Condensed Statements of Operations that were reclassified as discontinued operations for the periods indicated:

	Three Months Ended		Nine Months Ended
	October 31,		October 31,

	2009	2008	2009	2008

	(In Thousands)
Net sales and revenue	$—	$25,515	$14,398	$80,357
Cost of sales	2	19,595	13,225	60,310
Loss before income taxes	(32)	(556)	(1,317)	(173)
Benefit for income taxes	10	212	444	70
Gain on disposal	—	—	194	305
Provision for income taxes	—	—	(67)	(115)
Net (loss) income	$(22)	$(344)	$(746)	$87

At October 31, 2009, there are 44 closed retail stores and several related distribution warehouses whose historical results continue to be classified in continuing operations, within our real estate segment. The net book value of our real estate portfolio is approximately $35 million. Of these 44 stores, six of the properties were leased to tenants. The remaining real estate is being marketed for lease or sale. We believe that we will have continuing cash flows and continuing involvement in these properties from our active management and financing of this real estate portfolio.

Schedule II Valuation and Qualifying Accounts, Page 84

15.

Please tell us what the inventory reserves represent. A reduction in the carrying amount of an inventory item from cost to market value represents a new cost basis for that item. The write-down can be recovered only through sale or disposition of the item and cannot be restored if the market value recovers prior to sale or disposition. Thus, it is unclear what your inventory reserves relate to and why you have utilized a contra-asset account to capture the credit balance. Please explain in detail.

Our inventory reserves represent management’s estimate, at a point in time, of the reserve necessary resulting from inventory obsolescence and from slow moving inventory items. The reserve is established for types of inventory items, not on specific or individual inventory items. We note that with the closing of our retail business, we would not expect this schedule in future filings. The reserve established was consistent with the results of our final inventory liquidation efforts. We treat the reserve as a permanent write-down of inventory. As a result, the reserve was only recovered through sale or disposition of the inventory and has been not restored if the market value recovers prior to sale or disposition of the inventory.

Form 10-Q for Fiscal Quarter Ended October 31, 2009

          16. Please address the comments above in your interim filings to the extent applicable.

We acknowledge the comment and will ensure that our future interim filings address the above comments.

Item 1. Financial Statements

Consolidated Condensed Statements of Cash Flows, page 6

17.

With reference to the authoritative guidance that supports your position, please tell us why realized losses on interest rate swaps are recorded in cash flows from financing activities rather than cash flows from operating activities.

We acknowledge the Staff’s comment and believe the appropriate treatment is classification as an operating activity. In accordance with applying the guidance in ASC 230-10-45-27 (formerly FAS 95), “Generally, each cash receipt or payment is to be classified according to its nature without regard to whether it stems from an item intended as a hedge of another item”. The realized losses on interest rate swaps are essentially settlements on the Company’s variable-to-fixed rate derivatives, which are economic cash flow hedges on the Company’s subsidiary-level debt. Management originally deemed the “nature” of the cash payment to be debt-related, rather than interest expense related, which led to the presentation error. The incorrect presentation of the realized losses on the interest rate swaps relates to the 2nd and 3rd quarter Form 10-Q filings only. In the Form 10-K for fiscal year ended 2008 and the 1st quarter Form 10-Q of 2009, the amount of the realized losses on the interest rate swaps were appropriately presented in operating cash flows. We have evaluated the impact of the incorrect presentation under SAB 99 and concluded that it is immaterial to the financial statements taken as a whole for each of the periods affected. We noted that the trends in operating cash flows have not been materially impacted. Further, the change does not materially impact our liquidity as the change in operating cash flows is less than 2% of our cash and cash equivalent balances for all periods affected. We intend to correct presentation in the Form 10-K for the year ended January 31, 2010 and going forward.

Note 15. Discontinued Operations, page 23

18.

Reference is made to your disclosures on page 34 regarding the various real estate assets reported in the real estate segment. Please tell us whether the subleased property was previously used or obtained for use in retail store and/or distribution center operations. If so, tell us why the subleased real estate is properly reported within results of continuing operations, rather than recording the lease termination costs, net of sublease rentals, as an exit cost to discontinued operations. Also discuss the how you generally account for real estate related to closed stores that are included in the real estate segment. Cite the applicable authoritative guidance that supports your presentation.

Beginning in the second quarter of fiscal year 2009, we realigned our reportable business segments to be consistent with changes to our management structure and reporting. We now have three segments: alternative energy, real estate and consumer electronics and appliance retailing (“retail”). The real estate segment was formerly included in the retail segment and prior year amounts have been reclassified to conform to the current year segment reporting. For stores and warehouses closed for which we have a retained interest in the related real estate, operations are presented in the real estate segment when retail operations cease. The operating results for prior periods continue to be reported in the retail segment which is consistent with our internal management reporting. Management believes the comparison of former retail operations and the real estate leasing operations is not meaningful.

Within our real estate segment, there is one subleased property that has been subleased to a tenant for over ten years. We originally operated a retail store in the leased property.

In addition to this one subleased property, we include our owned real estate portfolio in our real estate segment. Presently, all such real estate was previously used as a retail store. As noted above, we account for the activities of our owned real estate related to closed retail stores in our real estate segment once the retail store closes. If the owned real estate is sold or otherwise disposed, then we reclassify historical and current financial results from the respective asset as discontinued operations in accordance with ASC 360.

Historical financial results (to include results when the real estate was utilized in the retail segment) from owned real estate are presented in continuing operations. We believe to classify assets as held for sale and discontinued operations, all of the criteria in ASC 360 must be met. As noted above, we believe that it is incorrect to classify the owned real estate assets (and the corresponding historical financial results) as held for sale, and thus, in discontinued operations based upon the following:

•

We cannot determine that sale of the real estate asset (the primary long-lived asset each stores asset group) is probable and will occur within one year. We are marketing the 38 vacant real estate properties to lease or sell. We have significant experience leasing our properties and, given the current economic environment, believe leasing the real estate may provide greater value than the sale of such property. Based upon our experience with commercial real estate, we cannot predict the likelihood of an individual property being sold rather than leased.

•	We believe that we will have continuing cash flows in the form of lease revenue to us from the six properties we lease to tenants at October 31, 2009.

Liquidity and Capital Resources, page 34

19.

We note that you have repurchased a significant amount of your stock pursuant to previous authorizations from your Board of Directors and that you plan to continue to do so in the future. We believe that your discussion of material changes in your capital structure should not only explain what changed, but should also analyze the underlying factors behind these changes, including how these changes fit into management’s overall business plan and the current economic environment. See our Release No. 33-8350. Please revise your disclosure accordingly.

We acknowledge the comment and, in future filings, will revise the disclosure. We have modified the disclosure from the January 31, 2009 Form 10-K to illustrate the revised disclosure we are contemplating. We anticipate that our disclosure will be similar to the following.

Outlook – As we wind down our retail business, we expect to liquidate our retail inventory of $22.3 million at January 31, 2009. While we expect our unfavorable results from operations will continue as we wind down our retail business in early 2009, we then expect to return to profitable operations as our ethanol business matures and the operations at our One Earth facility commences. Our cash balance of $92.0 million includes $2.0 million held by Levelland Hockley which we expect to use for working capital needs at Levelland Hockley. In addition, One Earth intends to borrow up to $54 million over the next year to fund construction costs and provide working capital as it anticipates opening its ethanol plant in May of 2009. Currently, we do not have definitive plans to make additional investments in the alternative energy segment during fiscal year 2009 and have not identified specific uses of our excess cash. Possible uses of the cash are to pay down long term mortgage debt and repurchase our common stock. In general, we will pay down long term mortgage debt when the interest rate environment is unfavorable as it relates to the type of debt (fixed rate versus variable rate) and if the specific debt does not contain prepayment penalties. Such pay downs are carried out at levels that do not impeded on other cash requirements we may have, such as investments in entities we are investigating. We typically repurchase our common stock when our stock price is trading at prices we deem to be a discount to the underlying value of our net assets. Such purchases are carried out at levels that do not impede on other cash requirements we may have, such as investments in entities we are investigating. Historically, we have not incurred additional borrowings under debt agreements to fund repurchases of our common stock. We also plan to seek and evaluate various investment opportunities including energy related, agricultural and real estate. We can make no assurances that we will be successful in our efforts to find such opportunities.

Exhibit 32

20.	Please ensure that your certifications identify the respective offices held by the persons executing the certifications.

We acknowledge the comment and will identify the respective offices held by the persons executing the certifications in our future filings.

Form 10-Q for Fiscal Quarter Ended October 31, 2009

21.	Please address the comments above in your interim filings to the extent applicable.

We acknowledge the comment and will ensure that our future interim filings address the above comments.

Item 1. Financial Statements

Consolidated Condensed Statements of Cash Flows, page 6

22.

With reference to the authoritative guidance that supports your position, please tell us why realized losses on interest rate swaps are recorded in cash flows from financing activities rather than cash flows from operating activities.

See response to comment 17.

Note 15. Discontinued Operations, page 23

23.

Reference is made to your disclosures on page 34 regarding the various real estate assets reported in the real estate segment. Please tell us whether the subleased property was previously used or obtained for use in retail store and/or distribution center operations. If so, tell us why the subleased real estate is properly reported within results of continuing operations, rather than recording the lease termination costs, net of sublease rentals, as an exit cost to discontinued operations. Also discuss the how you generally account for real estate related to closed stores that are included in the real estate segment. Cite the applicable authoritative guidance that supports your presentation.

See response to comment 18.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Comparison of Three Months and Nine Months Ended October 31, 2009 and 2008, page 28

24.

Where the financial statements reveal material changes from period to period in line items, please disclose the causes for the changes to the extent necessary to an understanding of your business as a whole. For example, explain the reasons for the increase or decrease in sales of your alternative energy segment and lower sales at retail stores, including the amount of deferred income amortized into income. Also disclose the reasons for the significant period to period changes in selling, general and administrative expenses and equity in income of unconsolidated ethanol affiliates. To the extent possible, you should indicate to what extent historical results are expected to be indicative of future operating results or of future financial condition. Refer to Item 303(b) of Regulation S-K.

We acknowledge the comment and, in future filings, will revise the disclosure. We intend to modify the specific disclosures contained in our discussion of business segment results. We believe that this discussion explains the causes for the changes to the extent necessary for a reader to gain an understanding of our business as a whole. We have modified the disclosure from the October 31, 2009 Form 10-Q to illustrate the revised disclosure we are contemplating. We anticipate that our disclosure will be similar to the following.

Alternative Energy Segment Results – Third Quarter Fiscal Year 2009 Compared to Third Quarter Fiscal Year 2008

Net sales and revenue for the current year increased $38.9 million to $61.4 million, primarily a result of One Earth becoming fully operational during the third quarter of fiscal year 2009. The average selling price per gallon of ethanol declined from $2.32 in the prior year 2008 to $1.59 in the current year. Our sales were based upon 32.4 million gallons of ethanol in the current year compared to 8.1 million gallons in the prior year. We expect that net sales and revenue in future periods will be similar to the trend of the current year third quarter. This expectation assumes that One Earth and Levelland will continue to operate at or near design capacity, which we believe is a reasonable assumption given the current operating environment at the respective plants.

Gross profit from these sales was approximately $5.8 million during the current year compared to a gross loss of $2.4 million during the prior year. Gross profit improved primarily as a result of an improved spread between ethanol and grain prices compared to the prior year. The crush spread realized has improved as compared to the same period in the prior year, due to the favorable current year harvest and the start up costs incurred by Levelland in the prior year. As a result, we have realized improved pricing for our corn/sorghum purchases which are currently down approximately 40%. Given the inherent volatility in ethanol and grain prices, we cannot determine the likelihood that the spread between ethanol and grain prices in future periods will remain favorable compared to historical periods.

We attempt to match quantities of ethanol and distillers grains sale contracts with an appropriate quantity of grain purchase contracts over a given period of time when we can obtain an adequate gross margin resulting from the crush spread inherent in the contracts we have executed. However, the market for future ethanol sales contracts is not a mature market. Consequently, we generally execute contracts for no more than three months into the future at any given time. As a result of the relatively short period of time our contracts cover, we generally cannot predict the future movements in the crush spread for more than three months. Approximately 10-15% of our forecasted ethanol production during the next 12 months has been sold under fixed-price contracts. As a result of these positions, the effect of a 10% adverse move in the price of ethanol from the current pricing would result in a decrease in revenues of $18.6 million. Similarly, approximately 10-15% of our estimated corn/sorghum usage for the next 12 months was subject to fixed-price contracts. As a result of these positions, the effect of a 10% adverse move in the price of corn/sorghum from current pricing would result in an increase in cost of goods of approximately $14.7 million.

Segment profit was $4.6 million in the current year compared to segment loss of $5.0 million in the prior year. The increase in segment performance was primarily related to the increase in gross profit discussed above. In addition, selling, general and administrative expenses decreased by $0.9 million in the current year compared to the prior year 2008. An impairment charge of $1.3 million related to the write off of goodwill associated with the Levelland Hockley acquisition caused a majority of this fluctuation. We expect selling, general and administrative expenses in future periods to remain consistent with comparable historical periods. Interest expense increased $0.6 million in the current year over the prior year, as we no longer capitalize interest on the One Earth credit facility subsequent to the commencement of operations at the plant. Other income increased $0.8 million in the current year compared to the prior year. The increase is a result of recognizing a legal settlement of $0.3 million and grant income of $0.5 million in fiscal year 2009. We do not expect other income to be significant to our financial results in future periods.

Alternative Energy Segment Results – Nine Months Ended October 31, 2009 Compared to Nine Months Ended October 31, 2008

Net sales and revenue for the current year were $92.3 million compared to $48.5 million for the prior year. The increase in sales is primarily a result of One Earth becoming fully operational during the third quarter of fiscal year 2009. The average selling price per gallon of ethanol declined from $2.31 in the prior year 2008 to $1.59 in the current year. Our sales were based upon 47.3 million gallons of ethanol in the current year compared to 17.5 million gallons in the prior year. We expect that net sales and revenue in future periods will be similar to the trend of the current fiscal year. This expectation assumes that One Earth and Levelland will continue to operate at or near design capacity, which we believe is a reasonable assumption given the current operating environment at the respective plants.

Gross profit from these sales was approximately $6.7 million during the current year compared to a gross loss of $1.8 million during the prior year. Gross profit improved primarily as a result of an improved spread between ethanol and grain prices compared to the prior year. Given the inherent volatility in ethanol and grain prices, we cannot determine the likelihood that the spread between ethanol and grain prices in future periods will remain favorable compared to historical periods.

Segment profit was $2.2 million in the current year compared to segment loss of $3.5 million in the prior year. The increase in segment performance was primarily related to the increase in gross profit discussed above. In addition, selling general and administrative expenses decreased by $1.7 million in the current year compared to the prior year. An impairment charge of $1.3 million recognized in the prior year that related to the write off of goodwill associated with the Levelland Hockley acquisition caused a majority of this fluctuation. We expect selling, general and administrative expenses in future periods to remain consistent with comparable historical periods. Interest expense increased $1.3 million in the current year over the prior year, as we no longer capitalize interest on the One Earth credit facility subsequent to the commencement of operations at the plant. Income from equity method investments in Big River and Patriot declined from $3.0 million in the prior year to $1.1 million in the current year. Big River reported significantly higher gains on derivative financial instruments in the prior year compared to the current year. In addition, Big River experienced higher spreads between ethanol and grain prices during the prior year compared to the current year, partially a result of their hedging efforts. Given the inherent volatility in such derivative financial instruments, we cannot determine the likelihood that the trend with respect to income from equity method investments will continue in future periods. Losses on derivative financial instruments held by One Earth and Levelland were $1.6 million in the current year compared to gains of $0.5 million in the prior year. Since the gains or losses on these derivative financial instruments are primarily a function of the movement in interest rates, we cannot determine the likelihood that such gains or losses in future periods will be consistent with current year results.

Retail Segment Results – Third Quarter Fiscal Year 2009 Compared to Third Quarter Fiscal Year 2008

Net sales and revenue for the current year decreased to approximately $2.7 million from approximately $16.6 million, primarily a result of the winding down of our retail business. Income from extended service contracts was approximately $2.7 million in the current year compared to approximately $3.2 million in the prior year. We expect income from extended service contracts in future periods to decline from comparable historical periods as we no longer sell such extended service contracts. Gross profit was approximately $2.2 million in the current year compared to approximately $6.0 million in the prior year. The decrease in gross profit is primarily attributable to the decline in retail sales. However, gross profit margin as a percentage of sales increased in the current year as gross profit from extended service plans was a higher percentage of retail gross profit in the current year compared to the prior year. We expect gross profit in future periods to decline from comparable historical periods as we no longer sell extended service contracts.

Retail Segment Results – Nine Months Ended October 31, 2009 Compared to Nine Months Ended October 31, 2008

Net sales and revenue for the current year decreased to approximately $18.1 million from approximately $50.9 million, primarily a result of the winding down of our retail business. Income from extended service contracts was approximately $8.5 million in the current year compared to approximately $9.8 million in the prior year. We expect income from extended service contracts in future periods to decline from comparable historical periods as we no longer sell such extended service contracts. Gross profit was approximately $8.4 million in the current year compared to approximately $17.8 million in the prior year. The decrease in gross profit is primarily attributable to the decline in retail sales. However, gross profit margin as a percentage of sales increased in the current year as gross profit from extended service plans was a higher percentage of retail gross profit in the current year compared to the prior year. We expect gross profit in future periods to decline from comparable historical periods as we no longer sell extended service contracts.

Definitive Proxy Statement filed on Schedule 14A

Executive Compensation, page 7

Elements of Executive Compensation, Page 7

25.

We presume that due to your exit from the retail industry you will be revisiting the “similarly-sized companies in the industry” that you assess for purposes of setting base salary. Please tell us how this disclosure will be altered in future filings.

Per the Staff’s comment, we will revise future disclosure under “Elements of Executive Compensation” regarding base salary to read as follows:

Base Salary. Base salaries of our executive officers are set at a level to provide basic economic security, with consideration given for past contributions and length of service. Base salary levels also reflect individual cash bonus opportunities, with salaries set lower where cash bonus opportunities are higher. The base salary of our CEO is set at a level below that of salaries paid to CEOs of other public companies in the ethanol industry in recognition of his annual cash bonus opportunities and prior stock option awards. Base salaries are reviewed annually and adjusted from time to time to reflect individual responsibilities and corporate performance. For comparative purposes, we review base salaries paid by companies in our industry peer group, including Pacific Ethanol, Inc. and BioFuel Energy Corp., recognizing that our executive officers’ base salaries generally are below those levels. We do not engage in benchmarking in setting or adjusting base salaries. Executive salaries were not increased for fiscal 2009 in light of our financial performance in fiscal 2008.

Change in Control Payment, page 9

26.

Please revise, if applicable, to disclose if the change in control provision of any of your stock options will be triggered by the transaction with Appliance Direct, Inc. or your exit from your retail business.

The change in control provision of our stock option agreements will not be triggered by the transaction with Appliance Direct, Inc. or our exit from the retail business. A “change in control” is defined in our stock option plans as a change in control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act, including any person acquiring beneficial ownership of 25% or more of our outstanding common stock, the incumbent directors cease to constitute a majority of the board, a merger or other business combination transaction resulting in less than 50% of the surviving corporation being owned by stockholders of the Company, or a liquidation, dissolution or sale of substantially all of our business or assets as an entirety. None of these events occurred as a result of the Appliance Direct, Inc. transaction or our exit from retail operations.

Annual Cash Bonus Program, page 12

27.

We note that you have disclosed the targets that must be met in order for annual cash bonuses to be earned, however, you have not disclosed at what level these targets were achieved in order to arrive at the total bonus amount disclosed in the Bonus column of the Summary Compensation Table. Please revise to disclose at what level each of the targets were achieved with respect to Messrs. Rose, Bruggeman, Fuchs, and Magby.

Per the Staff’s comment, we will revise future disclosure under “Annual Cash Bonus Program” to add disclosure similar to the following:

Mr. Rose earned a bonus of $26,507 for fiscal 2008 based on achieving $5,301,000 retail pre-tax income and gains on sale of real estate and interest investment income. Mr. Bruggeman earned a bonus of $39,760 based on achieving $5,301,000 retail pre-tax income and gains on sale of real estate and interest investment income. Mr. Rizvi’s cash bonus of $45,451 for fiscal 2008 was based on achieving $2,065,000 retail pre-tax operating income and inventory shrinkage of 0.585% of net sales calculated three times during the year. Mr. Fuchs and Mr. Magby earned bonuses of $10,328 and $15,492, respectively, based on $2,065,000 retail pre-tax operating income. Ethanol pre-tax income targets were not met as our energy segment had a loss in fiscal 2008.

In connection with responding to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further clarification of any of the issues raised in this letter, please contact Douglas L. Bruggeman at (937) 276-3931 (or by fax at (937) 276-8643). We respectfully request that the Staff let us know at its earliest convenience if we can be of any further assistance.

Sincerely,

/s/ Douglas L. Bruggeman

Douglas L. Bruggeman
Vice President-Finance, Chief Financial Officer and Treasurer

Annex 1

REX Stores Corporation
Rule 3a-1 Calculation
(Unaudited)

Investment Securities at October 31, 2009 (in thousands)

	$24,563	Big River Resources, LLC equity
	14,130	Patriot Renewable Fuels, LLC equity
	1,014	Patriot Renewable Fuels, LLC convertible note
	1,386	Repurchase agreement

$41,093

Total Assets at October 31, 2009 (unconsolidated)(in thousands)

$272,925
-	74,376	Cash and cash items (money market funds)
-	2,100	Restricted investments (cash and money market funds)
-	1,005	Restricted cash

$195,444

41,093

	195,444	= 21.0%

Net Income (Loss) from Investment Securities – November 1, 2008-October 31, 2009 (in thousands)

	$(320)	Big River Resources, LLC
	(653)	Patriot Renewable Fuels, LLC

$(973)

	$(6,631)	Total Net Income (Loss) November 1, 2008 - October 31, 2009 (in thousands)

(973)

	(6,631	) = 14.7%